Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A, with respect to the beneficial ownership of the undersigned shares of common stock of One Stop Systems, Inc., is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: July 24, 2026	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: July 24, 2026	By:	/s/ Angelica Galkin
Angelica Galkin

ANGELICA GALKIN REVOCABLE TRUST

Date: July 24, 2026			/s/ Angelica Galkin
		By:	Angelica Galkin
		Title:	Trustee